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                FORM OF PRESS RELEASE DATED AS OF AUGUST 8, 1997


    Walnut Equipment Leasing Co., Inc. and Equipment Leasing Corporation of America filed a Petition for Reorganization under Chapter 11 of the Bankruptcy Code, in the United States Bankruptcy Court for the Eastern District of Pennsylvania.

    Application has been made to jointly administer the two matters. Walnut Equipment Leasing Co., Inc. and Equipment Leasing Corporation of America are engaged in the leasing of equipment and have been in business since 1969.

    Management indicated that the filing of the Chapter 11 is an attempt to protect the interests of the debenture holders and other creditors. It is anticipated that a successful plan of reorganization will be completed with the cooperation of debenture holders.

    Management indicated that with the protection that the Bankruptcy Code offers the companies will remain viable business entities and will be seeking a "fresh start" after a successful reorganization.

    Management has indicated that business will be conducted in the usual manner and, of course, subject to the Bankruptcy Court Supervision.